Cytation Corporation
4902 Eisenhower Blvd.
Suite 185
Tampa, Florida 33634
(813) 885-5998

June 20, 2006


United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Pamela Long, Assistant  Director
100 F Street, N.E.
Washington, D.C. 20549-7010

     RE:     CYTATION  CORPORATION
             INFORMATION  STATEMENT  ON  SCHEDULE  14C
             FILED  JUNE  20,  2006
             FILE  #  000-05388

Dear  Ms.  Long,

     We received your letter dated June 19, 2006 commenting on our response letter dated June 15, 2006. In addition, we refer to your comment letter dated June 9, 2006 commenting on the Revised Information Statement on Schedule 14C ("Schedule 14C") filed on June 2, 2006 by Cytation Corporation (the "Company"). In connection with your comments, we have indicated the necessary changes which we have made to the Schedule 14C in response to the suggestions in your letter. We have filed a copy of this letter as correspondence on EDGAR.

OUR  RESPONSE  TO YOUR COMMENT LETTER DATED JUNE 19, 2006  FOLLOWS  BELOW.
--------------------------------------------------------------------------

Capital  Structure
------------------

1. Pursuant to EITF 00-27 and EITF 98-5, we have calculated the relative fair value of the Series A Warrants, Series B Warrants, and Series D Warrants to be $23,645,158, in the aggregate, and the Series A Preferred Stock to be $7,456,215. Based on such relative fair values, we have calculated the effective conversion price of our Series A Preferred Stock to be $0.18. As a result, pursuant to paragraph 5-7 of EITF 00-27, we have determined that the beneficial conversion feature is the total relative fair value of the Series A Preferred Stock, or $1,787,029. Exhibit A attached hereto details
                                               ---------
     our initial journal entries recording the relative fair value of the preferred stock and warrants, and subsequent journal entry reflecting the value of the beneficial conversion feature. We have also determined that the discount of $7,456,215 must be amortized. Using an amortization period of 73 days for the period from January 18 to April 1, we have amortized $1,491,243, of which $1,133,837 relates to the discount on the warrants and $357,406 relates to the beneficial conversion feature. We have revised our statement of operations to reflect a deemed dividend to preferred shareholders and decrease our net income (loss) available to common stockholders. We have included detailed calculations on Exhibit A attached
                                                              ---------
     hereto.

OUR  RESPONSES  TO  YOUR COMMENT LETTER DATED JUNE 9, 2006 FOLLOW  BELOW.
-------------------------------------------------------------------------

2. We have revised the Schedule 14C to consistently reflect all Series BD-1, BD-2, BD-3, BD-4, and BD-5 warrants issued by the Company in connection with the Series A Convertible Preferred Stock financing and the Series D Convertible Preferred Stock financing.

3. We have not made any revisions based upon your comment number 3. Please note that the 2-for-1 stock dividend was declared and issued in November 2005. All Series A Convertible Preferred Stock was issued on or after January 18, 2006. As a result, the 2-for-1 stock dividend had no effect on the conversion price of the Series A Convertible Preferred Stock.

Exhibit  99.4
-------------

Consolidated  Pro  Forma  Balance  Sheet
----------------------------------------

4. Pursuant to 3-12(c)(1) of Regulation S-X, we have not presented a pro-forma balance sheet as of April 1, 2006 in the Schedule 14C because the acquisition that occurred in January 2006 is fully reflected in the balance sheet as of April 1, 2006 attached to the Schedule 14C.

Pro  Forma  Consolidated  Statement  of  Operations
---------------------------------------------------

5. Pursuant to 3-12(c)(2) of Regulation S-X, we have not presented a pro-forma income statement for the three month period ending as of April 1, 2006 because our income statement from the three month period ending April 1, 2006, which is attached to the Schedule 14C, includes revenues and expenses from the acquired entity for the period from January 1, 2006 through April 1, 2006.

Exhibits  99.5-99.7
-------------------

Cytation Corporation Financial Statements for the Quarter  Ended April 1, 2006
------------------------------------------------------------------------------

6. We have included the footnote disclosures for the interim period ended April 1, 2006.

Quarterly  Report  on  Form  10-QSB  for  the  period  ended  April  1,  2006
-----------------------------------------------------------------------------

General
-------

7. We will be filing an amendment to our Quarterly Report on Form 10QSB for the period ending April 1, 2006, which will reflect the revisions discussed above.

8. We have added as Footnote 5., a disclosure concerning our product warranties pursuant to FIN 45.

     If you should have any questions regarding our amended Schedule 14C, please do not hesitate to contact me.


                                          Sincerely,


                                          /s/  Charles  G.  Masters
                                          ----------------------------
                                          Charles  G.  Masters
                                          President & Chief Executive Officer
                                          Cytation  Corporation

Cc:     Bush  Ross,  P.A.

                                                 EXHIBIT A

WARRANTS                                                                RISK FREE  FAIR VALUE     TOTAL
                      NUMBER     YEARS   VOLATILITY   STRIKE $   STOCK $   RATE   PER WARRANT   FAIR VALUE
                     ---------  -------  -----------  ---------  --------  -----  ------------  ----------
Class A Warrants     9,941,639  5 years          32%  $    1.50  $   2.48  4.82%  $       1.39  13,818,878

Class B Warrants     4,970,824  7 years          32%  $    2.25  $   2.48  4.84%  $       1.19   5,915,281

Class C Warrants     2,000,000  5 years          32%  $    0.75  $   2.48  4.82%  $       1.90   3,800,000

Class D Warrants     2,000,000  7 years          32%  $    0.75  $   2.48  4.82%  $       1.96   3,920,000

Class E Warrants       880,540  3 years          32%  $    3.00  $   2.48  4.82%  $       0.50     438,421

Class BD-1 Warrants    919,162  5 years          32%  $    0.75  $   2.48  4.82%  $       1.90   1,746,408

Class BD-2 Warrants    919,162  5 years          32%  $    1.50  $   2.48  4.82%  $       1.39   1,277,635

Class BD-3 Warrants    459,581  7 years          32%  $    2.25  $   2.48  4.84%  $       1.19     546,901

Class BD-4 Warrants     66,121  5 years          32%  $    1.50  $   2.48  4.84%  $       1.39      91,908

Class BD-5 Warrants     66,121  3 years          32%  $    3.00  $   2.48  4.84%  $       0.50      32,922

                               Preferred Stock        $7,456,215
                               Transaction Costs              -
                                                      -----------
                               Total Preferred
                                after costs           $7,456,215
Total Fair Value of Class A,
B, and D Warrants              $23,654,158     76.0%   5,669,186 Warrants  18-Jan      1-Apr            73    1,133,837
                                                                                                       365
                                                                                                       20%

Fair Value Preferred Stock     $ 7,456,215     24.0%   1,787,029 Preferred 18-Jan      1-Apr            73      357,406
                                                                                                       365
                                                                                                       20%
Total Fair Value               $31,110,373      100%  $7,456,215 Cash                                        $1,491,243

                                                                                                 7,456,215   $5,964,972

Journal Entry:
Cash                  7,456,215
  Preferred Stock                    1,787,029
  APIC                               5,669,186

To record initial entry based on relative fair value

APIC                    935,245
  Cash                                 935,245

To record transaction costs

Preferred Stock       1,787,029
  APIC                               1,787,029

to record beneficial conversion feature on preferred

Retained Earnings     1,491,243
Preferred Stock                      1,491,243

To record amortization of beneficial conversion feature

VOLATILITY CALCULATION
----------------------
                                                 2005
Industry Competitor           Symbol          Volatility
--------------------------------------------------------
Cavalier Homes, Inc.          CAV               27.90%
Cavco Industries, Inc.        CVCO              34.20%
Southern Energy Homes, Inc.   SEHI              32.60%
                                              ----------
                                                31.57%